OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Dec. 20, 2024
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☒ Notice
   - B. ☐ Amendment

4. A. Full name of the financial institution: Credit Agricole Corporate and Investment Bank

   B. Address of principal office of financial institution:

   Address: 12 PLACE DES ETATS-UNIS - CS 70052
   City: MONTROUGE CEDEX State: Zip Code: 92547

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   Address: 1301 AVENUE OF THE AMERICAS
   City: NEW YORK State: NY Zip Code: 10019

   24007846

   D. Mailing address if different from (B) or (C):

   Address:
   City: State: Zip Code:

   E. Name, title, and telephone number of contact person with respect to this notice:

   Name: MAY YU Title: Compliance Generalist Area Code / Phone Number: 212-261-3206

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☐ Yes B. ☒ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Please refer to attached list

Last / First / Middle — Title

Last / First / Middle — Title

Last / First / Middle — Title

Last / First / Middle — Title

GFIN-4s have been previously filed

Last / First / Middle — Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

May Yu

Name (First, Middle, Last)

Compliance Generalist

Title

YU, May Digitally signed by YU, May Date: 2024.12.11 15:53:00 -05'00' — 12/11/2024

Signature — Date

Credit Agricole Corporate and Investment Bank		
	Form G-FIN Section 6 Addendum	12/4/2024
#	LAST/FIRST NAME	TITLE
1	Ambrosi, Francis	Managing Director
2	Benichou, Florent	Managing Director
3	Birchenough, Jack	Analyst
4	Bleu, Roland	Director
5	Burkat, David	Director
6	Chapis, Jason	Analyst
7	Cui, Haoting	Analyst
8	Darsses, Jean	Director
9	Droge, Brendan	Director
10	Earnhardt, Madison	Associate
11	Fabrizi, Christine	Analyst
12	Feketie, John (Jack)	Vice President
13	Galindo, Carlos	Managing Director
14	Gartlan, Fergal	Director
15	Gaur, Giselle	Vice President
16	Gesk, Eric	Vice President
17	Guttman, Gilad	US Analyst
18	Ho, Joseph	Associate
19	Kaplan, Russel	Director
20	Kaplony, Krisztina	Director
21	King, Daniel	Managing Director
22	Lechner, Tatjana	Analyst
23	Leizman, Ryan	Associate
24	Marks, Asher	Vice President
25	McFeely, Heather	Managing Director
26	Nihei, Hirokazu	Director
27	O'Callaghan, John	Managing Director
28	Orczyk, Karen	Managing Director
29	Peltier, Matthew	Vice President

Credit Agricole Corporate and Investment Bank		
Form G-FIN Section 6 Addendum		12/4/2024
#	LAST/FIRST NAME	TITLE
30	Prunier, Lionel	Managing Director
31	Rogg, Oskar	Managing Director
32	Sansone, Austin	Associate
33	Siala, Hela	Analyst
34	Smith, Michael	Analyst
35	Tilove, Matthew	Managing Director
36	Valente, Luca	Director
37	Wanecq, Adrien	Vice President
38	Wirth, Mark	Director
39	Zafar, Kashif	Managing Director